N Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of December 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 3, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:December 3, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for November 2015

Mumbai, December 3, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for November 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		NOV 2014	NOV 2015	NOV 2014	NOV 2015	NOV 2014	NOV 2015
Micro	NANO	2008	2076	1900	2263	90	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	9439	5285	8248	6909	103	22
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	85	0	138	0	90	60
UV1	SUMO	687	607	1165	645	27	0
UV2	SAFARI, SUMO GRANDE, MOVUS	589	570	420	646	24	9
UV3	ARIA, XENON	226	16	98	7	0	0
V1	VENTURE	48	48	52	47	0	0
V2	ACE MAGIC, MAGIC IRIS	2266	1030	1812	1439	39	19
N1- A1	ACE, ACE EX, ACE Zip	13186	6114	10061	6647	1293	1338
N1- A2	Super ACE, TATA207, XENON, Winger DV	2204	3046	1945	2641	834	618
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	141	480	91	231	7	0
M2- A2	Winger 14 seats, SFC407, CityRide	151	124	165	130	32	14
N2- A1	SFC407, LPT407	805	1157	1226	1432	95	73
N2- A2	SFC709, LPT709	603	775	225	250	139	127
N2- A3	LPT9109	693	599	303	375	132	89
N2- A4	LPT1109	291	651	1016	941	117	99
M3- A2	LP709, SFC410, LP410	292	128	429	534	222	93
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	595	177	268	363	161	100
M3- C2	LPO1512, LPO1612, Starbus, Divo	654	734	469	308	271	254
N3- A1	LPT1613, LPK1616, SK1613	3429	3161	1531	1683	363	401
N3- B1(a)	LPT2518, LPK2518	3462	2788	2714	2334	197	112
N3- B1(b)	LPT3118	2724	3844	1925	3214	20	2
N3- B2(b)	LPS3518. LPS3015, LPS3516	333	287	113	250	1	0
N3-B2(d)	LPS4018, LPS4023	1084	1871	1063	1866	36	131
N3- B2(e)	LPS4928	151	249	50	190	0	12

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	120	177	166	248	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.